
June 25, 2009

By Facsimile (303-894-9239) and U.S. Mail

Robert M. Bearman, Esq.
Patton Boggs LLP
1801 California Street
Suite 4900
Denver, Colorado 80202

> Re: **Rancher Energy Corp.**
> **Preliminary Proxy Statement on Schedule 14A filed June 22, 2009**
> **File No. 0-51425**

Dear Mr. Bearman:

We have reviewed the above filing and have the following comments. Where indicated, we think the Company should revise the document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the Company's disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   Please update the proxy statement to reflect that Sergei Stytsenko and persons affiliated with him have filed a preliminary proxy statement soliciting proxies to elect such persons to the board of directors. Should the updated proxy statement include a recommendation for the Company nominees or against Sergei Stytsenko and persons affiliated with him, please include the basis for your recommendation. Also include a description of the

contacts you have had with such parties during the time period leading up to this solicitation.

2.   Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

3.   Please disclose the information required by Item 5(b)(vi) and (vii), if applicable, and Item 5(b)(viii).

Solicitation and Voting of Proxies, page 6

4.   The disclosure states that the Company's officers and regular employees may solicit proxies in by telephone or telegraph or by personal calls. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm the Company's understanding.

Proposal 1: Election of Directors, page 7

5.   We note the Company reserves the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the Company is required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the Company lawfully identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

6.   Please disclose, if true, that each of the nominees named in the proxy statement has consented to being named in the proxy statement and to serve as a director of the Company, if elected. See Rule 14a-4(d).

7.   Please revise the biographical information of the Company nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by month and year, as necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of Messrs. Works and Anderson.

Form of Proxy

8.   You appear to be soliciting proxies to vote on unspecified matters that may come before the meeting but of which you are currently unaware. Rule 14a-4(c) delineates the scope of discretionary authority that you may exercise with proxies you solicit. We believe the requirements of Rule 14a-4(a) and (d)(4) prohibit you from soliciting "blanket" authority to vote in an unspecified manner on unknown matters that may or may not be brought before the Annual Meeting. Please revise.

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Chistina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions